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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Validus Holdings, Ltd.
(Name of Issuer)

Common shares
(Title of Class of Securities)

G9319H 10 2
(CUSIP Number)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9319H102	13G	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven B. Klinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 7,641,196.6*
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 7,641,196.6*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,641,196.6*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.2%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Including 784,055.6 common shares upon exercise of warrants

CUSIP No. G9319H102	13G	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Mountain Partners II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,978,399.5*
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 6,978,399.5*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,978,399.5*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Including 716,031.5 common shares upon exercise of warrants

CUSIP No. G9319H102	13G	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Allegheny New Mountain Partners (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 540,034.1*
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 540,034.1*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 540,034.1*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Including 55,392.1 common shares upon exercise of warrants

CUSIP No. G9319H102	13G	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Mountain Affiliated Investors II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 122,763.0*
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 122,763.0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,763.0*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Including 12,632.0 common shares upon exercise of warrants

CUSIP No. G9319H102	13G	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Mountain Investments II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 7,641,196.6*
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 7,641,196.6*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,641,196.6*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.2%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Including 784,055.6 common shares upon exercise of warrants

CUSIP No. G9319H102	13G	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NMI II (Cayman) GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 7,641,196.6*
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 7,641,196.6*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,641,196.6*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.2%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Including 784,055.6 common shares upon exercise of warrants

CUSIP No. G9319H102	13G	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Mountain Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 7,641,196.6*
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 7,641,196.6*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,641,196.6*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.2%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Including 784,055.6 common shares upon exercise of warrants

Item 1. (a)                      Name of Issuer

Validus Holdings, Ltd.

Item 1. (b)                      Address of Issuer’s Principal Executive Offices

19 Par-La-Ville Road, Hamilton, Bermuda HM 11

Item 2.  (a)               Name of Person Filing

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)	Steven B. Klinsky
(ii)	New Mountain Partners II (Cayman), L.P.;
(iii)	Allegheny New Mountain Partners (Cayman), L.P.;
(iv)	New Mountain Affiliated Investors II (Cayman), L.P.;
(v)	New Mountain Investments II (Cayman), L.P.; and
(vi)	NMI II (Cayman) GP, Ltd.
(vii)	New Mountain Capital, L.L.C.

Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

*           Neither the present filing nor anything contained herein shall be construed as an admission that two or more Reporting Persons constitute a “person” for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

Item 2. (b)        Address of Principal Business Office or, if None, Residence

The address of the principal business office of Steven B. Klinsky and New Mountain Capital, L.L.C., is:
787 Seventh Avenue, 49th Floor
New York, NY 10019

The address of the principal business office of each of the other Reporting Persons is:
c/o Walkers SPV Limited
PO Box 908GT, Walker House, Mary Street
George Town, Grand Cayman, Cayman Islands

Item 2. (c)        Citizenship

Citizenship is set forth in Row 4 of the cover page for each of the Reporting Persons hereto and is incorporated herein by reference for each of the Reporting Persons.

Item 2. (d)        Title of Class of Securities

Common shares, par value $0.175 per share.

Item 2. (e)        CUSIP Number

G9319H 10 2

Item 3.

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(d).

Item 4.                      Ownership

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each of the Reporting Persons hereto and is incorporated herein by reference for each of the Reporting Persons.

The securities are owned by New Mountain Partners II (Cayman), L.P., Allegheny New Mountain Partners (Cayman), L.P., and New Mountain Affiliated Investors II (Cayman), L.P. (collectively, the “New Mountain funds”), as follows: New Mountain Partners II (Cayman), L.P., owns 6,262,368 common shares and warrants to acquire 716,031.5 common shares, Allegheny New Mountain Partners (Cayman), L.P., owns 484,642 common shares and warrants to acquire 55,392.1 common shares and New Mountain Affiliated Investors II (Cayman), L.P., owns 110,131 common shares and warrants to acquire 12,632.0 common shares.

NMI II (Cayman) GP, Ltd., is the general partner of New Mountain Investments II (Cayman), L.P., which is the general partner of each of the New Mountain funds. Steven B. Klinsky is the sole director of NMI II (Cayman) GP, Ltd., and the chief executive officer of New Mountain Capital, L.L.C. New Mountain Capital, L.L.C., is the manager of each of the New Mountain funds.  Each of NMI II (Cayman) GP, Ltd., New Mountain Investments II (Cayman), L.P. , New Mountain Capital, L.L.C., and Mr. Klinsky may be deemed to beneficially own an aggregate of 6,857,141 common shares and warrants to acquire 784,055.6 common shares that are owned by the New Mountain funds.

Warrants owned by the New Mountain funds are exercisable at any time prior to December 12, 2015 and provide, in relevant part, that they shall be exercisable for a number of shares representing 1.08% of the common shares of the Issuer on the day immediately prior to consummation of the Issuer’s initial public offering of common shares, on a fully diluted basis. The number of shares issuable upon exercise of the warrants reported above has been calculated based upon the Issuer’s calculation, given to the Reporting Persons, of the number of outstanding common shares, warrants and options immediately prior to consummation of the Issuer’s initial public offering of common shares.

The percent of class provided for each of the Reporting Persons is based on 74,199,836 outstanding common shares, which is the total number of common shares outstanding as of November 12, 2007 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Securities and Exchange Commission on November 14, 2007, plus the number of common shares obtained by the Reporting Persons upon exercise of the warrants.

Each of the Reporting Persons disclaims beneficial ownership of these securities, except to the extent of its pecuniary interest therein.

Item 5.                      Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person

None.

Item 7.       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.                      Identification and Classification of Members of the Group

Not Applicable.

Item 9.                      Notice of Dissolution of Group

Not Applicable.

Item 10.                      Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2008

By: /s/ Steven B. Klinsky
Name: Steven B. Klinsky

NEW MOUNTAIN PARTNERS II (CAYMAN), L.P.

By: New Mountain Investments II (Cayman), L.P.
Title: General Partner

By: NMI II (Cayman) GP, Ltd.
Title: General Partner

By: /s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Sole Director

ALLEGHENY NEW MOUNTAIN PARTNERS (CAYMAN), L.P.

By: New Mountain Investments II (Cayman), L.P.
Title: General Partner

By: NMI II (Cayman) GP, Ltd.
Title: General Partner

By: /s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Sole Director

NEW MOUNTAIN AFFILIATED INVESTORS II (CAYMAN), L.P.

By: New Mountain Investments II (Cayman), L.P.
Title: General Partner

By: NMI II (Cayman) GP, Ltd.
Title: General Partner

By: /s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Sole Director

NEW MOUNTAIN INVESTMENTS II (CAYMAN), L.P.

By: NMI II (Cayman) GP, Ltd.
Title: General Partner

By: /s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Sole Director

NMI II (CAYMAN) GP, LTD.

By: /s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Sole Director

NEW MOUNTAIN CAPITAL, L.L.C.

By: /s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: CEO